Exhibit 99.1
Mindray Announces First Quarter 2009 Financial Results
Shenzhen, China —May 11, 2009 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide announced today its selected unaudited financial results for the first quarter ended March 31, 2009.
     Highlights for First Quarter 2009
•	First quarter 2009 net revenues were $134.2 million, an increase of 53.5% over the first quarter of 2008

•	Non-GAAP operating income in the first quarter 2009 was $34.7 million, a 12.6% increase from the first quarter of 2008. First quarter 2009 GAAP operating income was $29.4 million

•	Accutorr V — first jointly developed product by Mahwah and Shenzhen teams was successfully released to the market.
“Despite weaker-than-expected market trends in US and Europe, we are pleased to report a relatively strong quarter,” commented Mr. Xu Hang, Mindray’s chairman and co-chief executive officer. “During the quarter, Mindray responded quickly to the challenging market dynamics and initiated measures to effectively control product costs and reduce operating expenses to sustain operating profit growth. We are confident that Mindray will continue to outperform the market in the remainder of 2009 and beyond, as a result of the strength of our highly competitive operating structure which enables us to deliver products that meet the quality, performance and price requirements of our growing global customer base.”
SUMMARY — 1st Quarter 2009

(in $ millions, except per-share data)	1Q/2009	1Q/2008	% change
Net Revenues	134.2	87.4	53.5%
Revenues generated in China	62.4	42.8	45.8%
Revenues generated outside China	71.8	44.6	60.8%
Non-GAAP Gross Profit (1)	76.3	50.2	52.0%
GAAP Gross Profit	74.7	49.4	51.2%
Non-GAAP Operating Income (1)	34.7	30.8	12.6%
GAAP Operating Income	29.4	27.9	5.4%
Non-GAAP Net Income (1)	30.5	27.8	9.6%
GAAP Net Income	25.3	25.1	1.2%
Non-GAAP Diluted EPS (1)	0.27	0.25	10.5%
GAAP Diluted EPS	0.23	0.22	1.9%

(1)	Mindray provides gross margin, R&D expenses, selling expenses, general and administrative expenses, operating margin, net income and earnings per share on a non-GAAP basis that excludes non-cash, share-based compensation expense, acquired intangible assets amortization expense and termination payments to enable investors to better assess the company’s operating performance. The non-GAAP measures are described below and reconciled to the corresponding GAAP measure in the section below titled ''Use of Non-GAAP Financial Measures.’’

Revenues
Mindray reported net revenues of $134.2 million for the first quarter 2009, a 53.5% increase from $87.4 million for the first quarter 2008.
Net revenues generated in China in the first quarter 2009 increased 45.8% to $62.4 million from $42.8 million for the first quarter 2008, while net revenues generated in international markets in the first quarter 2009 increased 60.8% to $71.8 million from $44.6 million for the first quarter 2008.
Performance by Segment
Patient Monitoring & Life Support Products: Patient monitoring & life support products segment revenues increased 97.4% to $58.6 million from $29.7 million for the first quarter 2008. The patient monitoring & life support products segment contributed 43.7% to the total net revenues in the first quarter 2009.
In-Vitro Diagnostic Products: In-vitro diagnostic products segment revenues increased 8.7% to $32.2 million from $29.7 million in the first quarter 2008. The in-vitro diagnostic products segment contributed 24.0% to the total net revenues in the first quarter 2009.
Medical Imaging Systems: Medical imaging systems segment revenues increased 32.9% to $35.7 million from $26.9 million in the first quarter 2008. The medical imaging systems segment contributed 26.6% to the total net revenues in the first quarter 2009.
Others: Other revenues, which are primarily comprised of extended warranty services revenues, increased 525.1% to $7.6 million from $1.2 million in the first quarter 2008. Other revenues contributed 5.7% to the total net revenues in the first quarter 2009.
The segment revenue amounts discussed above include shipping and handling fees charged to customers.

Gross Margins
First quarter 2009 non-GAAP gross profit was $76.3 million, a 52.0% increase from $50.2 million in the first quarter 2008. First quarter 2009 GAAP gross profit was $74.7 million. Non-GAAP gross margin was 56.9% in the first quarter 2009 compared to 57.4% in the first quarter 2008 and 55.3% in the fourth quarter 2008. First quarter 2009 GAAP gross margin was 55.7%.
Operating Expenses
Non-GAAP selling expenses for the first quarter 2009 were $20.1 million, or 15.0% of the total net revenues, compared to 11.1% in the first quarter 2008 and 15.5% in the fourth quarter 2008. GAAP selling expenses for the first quarter 2009 were $21.8 million.
Non-GAAP general and administrative expenses for the first quarter 2009 were $7.7 million, or 5.7% of the total net revenues, compared to 2.3% in the first quarter 2008 and 8.5% in the fourth quarter 2008. GAAP general and administrative expenses for the first quarter 2009 were $8.8 million.
Non-GAAP research and development expenses for the first quarter 2009 were $13.9 million, or 10.4% of the total net revenues compared to 8.8% in the first quarter 2008 and 9.6% in the fourth quarter 2008. GAAP research and development expenses for the fourth quarter 2008 were $14.7 million.
Total share-based compensation expenses, which were allocated to cost of goods sold and related operating expenses, were $3.0 million in the first quarter 2009 compared to $2.2 million in the first quarter 2008 and $1.6 million in the fourth quarter 2008.
Non-GAAP operating income, as defined below, in the first quarter 2009 was $34.7 million, a 12.6% increase from $30.8 million in the first quarter 2008. Non-GAAP operating margins were 25.9% in the first quarter 2009 compared to 35.2% in the first quarter 2008 and 21.6% in the fourth quarter 2008. GAAP operating income was $29.4 million in the first quarter 2009. GAAP operating margin was 21.9% in the first quarter 2009.
Net Income
First quarter 2009 non-GAAP net income increased 9.6% year-over-year to $30.5 million from $27.8 million in the first quarter 2008. First quarter 2009 GAAP net income was $25.3 million. Non-GAAP net margin was 22.7% in the first quarter 2009 compared to 31.8% in the first quarter 2008 and 21.4% in the fourth quarter 2008. GAAP net margin was 18.9% in the first quarter 2009. First quarter 2009 income tax expense was $4.2 million representing an effective tax rate of 14.3%.
First quarter 2009 basic and diluted non-GAAP earnings per share were $0.28 and $0.27 respectively, compared to $0.26 and $0.25 in first quarter 2008. First quarter 2009 GAAP basic and diluted earnings per share for the quarter were $0.23 and $0.23, respectively, compared to $0.23 and $0.22 in first quarter 2008. Shares used in the computation of diluted earnings per share in the first quarter 2009 were 112.1 million.
Other Select Data
Average accounts receivable days outstanding were 60 days, or $87.7 million, for the first quarter 2009 compared to 40 days, or $89.7 million, for the full year 2008. Inventory turnover was 89 days, or $57.9 million, for the first quarter 2009 compared to 60 days, or $57.5 million, for the full year 2008. Average accounts payable days outstanding was 58 days, or $39.7 million, for the first quarter 2009 compared to 46 days or $36.5 million, for the full year 2008.
As of March 31, 2009, the company had $261.2million in cash and cash equivalents and restricted cash.Net cash generated from operating activities and capital expenditures for the first quarter 2009 were $30.7 million and $13.6 million, respectively.
As of March 31, 2009 the company had approximately 5,620 employees compared to 4,050 employees on March 31, 2008 and 5,580 employees on December 31, 2008.
Business Outlook for Full Year 2009
With the continuing uncertainties in many parts of the market Mindray competes in, the company now expects:
•	2009 net revenue to grow at a rate of at least 10% year-over-year, provided that foreign exchange rates remain constant at RMB6.85 to the dollar and $1.33 to the euro.

•	Non-GAAP EPS to grow 10% over 2008.

•	Capital expenditure in the range of $40 million to $60 million.

•	Share based compensation to be $12 million, based on issuances to date, which does not take into account of any additional share based compensation costs that may come later this year, if any.

•	Amortization of intangible assets to be $10million including April 2006 acquisition of minority interest and May 2008 acquisition of Datascope patient monitoring business.
The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.
“The revised guidance reflects more cautious assumptions of the overall market conditions for the remainder of 2009, as the world industry dynamics continued to worsen since earlier this year,” commented Mr. Li Xiting, Mindray’s president and co-chief executive officer. “For the current year, the China market still represents the strongest growth outlook. The picture outside China is mixed though, with healthy growth from Latin America and Africa coupled with additional growth as a result of our acquisition of our Mahwah operations, partially offset by declines in other sales geographies outside of China. We remain firm in our belief that Mindray’s unique vertically integrated business model and strong financial position will allow us to more effectively adapt to fast changing market environments such as the one we are in today. We will continue to build on our cost advantages coupled with effective R&D and solid sales infrastructure to capture substantial growth opportunities in the markets we compete in.”
In addition, as announced on March 4, 2009, Mr. Ronald Ede began in his new role of Chief Financial Officer of the company effective on May 8, 2009, replacing Ms. Joyce Hsu. Mr. Ede and Ms. Hsu both remain directors serving on Mindray’s board.
Conference Call Information
Mindray’s management will hold an earnings conference call at 8:00 AM on May 12, 2009 U.S. Eastern Time (8:00 PM on May 12, 2009 Beijing/Hong Kong Time).
     Dial-in details for the earnings conference call are as follows:

Hong Kong:	+852-3002-1672
U.S. Toll Free:	+1-800-798-2864
International:	+1-617-614-6206
Pass code for all regions:	Mindray
A replay of the conference call may be accessed by phone at the following numbers until May 23, 2009.

U.S. Toll Free:	+1-888-286-8010
International:	+1-617-801-6888
Pass code:	9482 5654
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at http://www.mindray.com.

Use of Non-GAAP Financial Measures
The company has reported for the first quarter 2009 and provided estimates for full year 2009 net income and earning per share on a non-GAAP basis. Each of the terms as used by the company is defined as follows:
•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets including, but not limited to, termination payments.

•	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets including, but not limited to, termination payments, all net of related tax impact.

•	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the deemed dividends for the basic calculation.
In addition to Mindray’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross margin, non-GAAP operating profit, non-GAAP selling expenses, non-GAAP general and administrative expenses, non-GAAP R&D expenses, non-GAAP net income and non-GAAP earnings per share on a basic and fully diluted basis. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Mindray’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Mindray’s underlying business performance and operating trends and the Company expects to report operating profit and net income on a non-GAAP basis using a consistent method on a quarterly basis going forward.
The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three months period ended March 31, 2008 and 2009, respectively, in the attached financial information.

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements,” including those related to the company’s market performance, the business outlook for the fiscal year 2009 with respect to net revenues, Non-GAAP EPS, capital expenditure, share based compensation and amortization of intangible assets, the company’s ability to grow in various geographic markets, to adapt to changing market environments, to take advantage of cost advantages, and to capture growth opportunities. These statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Readers are cautioned that these forward- looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including but not limited to: the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F, filed on May 8, 2009. Our results of operations for the first quarter of 2009 and for fiscal year 2009 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.
About Mindray
We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in

China and through our worldwide distribution network, we are able to supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. For more information, please visit http://www.mindray.com.
For investor and media inquiries please contact:
In the U.S:
Evan Smith, CFA
FD
Tel: +1-212-850-5606
Email: evan.smith@fd.com
John Capodanno
FD
Tel: +1-212-850-5705
Email: john.capodanno@fd.com
In China:
May Li
Head of Mindray Investor Relations
Tel: + 86 755 2658 2518
Email: may.li@mindray.com

Exhibit 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	As of December 31,	As of March 31,
	2008	2009
	US$	US$
	(audited)	(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	96,370	103,107
Restricted cash (note 1)	119,711	158,059
Short-term investments	36,780	—
Accounts receivable, net	89,735	87,729
Inventories	57,466	57,879
Value added tax receivables	13,566	10,178
Other receivables	7,471	10,017
Prepayments and deposits	4,503	5,765
Deferred tax assets	1,812	1,749

Total current assets	427,414	434,483

Other assets	1,724	1,669
Advances for purchase of plant and equipment	46,275	35,878
Property, plant and equipment, net	126,399	131,850
Land use rights, net	2,721	15,108
Deferred tax assets, net	—	1,243
Intangible assets, net	67,004	66,200
Goodwill	114,234	114,206

Total assets	785,771	800,637

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	157,007	146,400
Notes payable	7,449	4,606
Accounts payable	29,009	35,098
Advances from customers	7,523	8,097
Salaries payables	16,797	10,076
Other payables	46,911	64,822
Income taxes payable	10,727	12,116
Other taxes payable	4,398	3,902

Total current liabilities	279,821	285,117

Other long-term payables	7,120	7,302
Minority interests	2	2
Deferred tax liabilities, net	736	1,782

Shareholders’ equity:
Ordinary shares	14	14
Additional paid-in capital	274,993	279,453
Retained earnings	183,886	187,626
Accumulated other comprehensive loss	39,199	39,341

Total shareholders’ equity	498,092	506,434

Total liabilities and shareholders’ equity	785,771	800,637

(1)	Restricted as the security package required for the bank loans as of March 31, 2009. Use of such funds are permitted provided that the proportionate amount of debt must be retired concurrently. As of March 31, 2009, the short-term bank loans can be fully repaid from such short-term restricted cash.

Exhibit 2
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except for share and per share data)

	Three months ended March 31,
	2008	2009
	US$	US$
	(unaudited)	(unaudited)
Net revenues
-PRC	42,791	62,370
- International	44,637	71,795
Net revenues	87,428	134,165
Cost of revenues (note 2)	(38,002)	(59,424)

Gross profit	49,426	74,741

Selling expenses (note 2)	(10,484)	(21,789)
General and administrative expenses (note 2)	(2,620)	(8,797)
Research and development expenses (note 2)	(8,422)	(14,745)

Operating income	27,900	29,410

Other income (loss), net	502	(432)
Interest income	2,358	1,620
Interest expense	(5)	(1,025)

Income before income taxes and minority interests	30,755	29,573

Provision for income taxes	(5,703)	(4,232)
Minority interests	—	—

Net Income	25,052	25,341

Basic earnings per share	0.23	0.23

Diluted earnings per share	0.22	0.23

Shares used in the computation of:
Basic earnings per share	106,962,659	107,872,202

Diluted earnings per share	112,998,260	112,118,964

(2) Share-based compensation charges incurred during the period related to:
Cost of revenues	110	131
Selling expenses	805	1,051
General and administrative expenses	571	953
Research and development expenses	748	846

Exhibit 3
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES
(Dollars in thousands, except for share and per share data)

	Three months ended March 31,
	2008	2009
	(unaudited)	(unaudited)
Net revenues	87,428	134,165

Non-GAAP net income	27,825	30,510
Non-GAAP net margin	31.8%	22.7%
Amortization of acquired intangible assets	(657)	(2,208)
Deferred tax impact related to acquired intangible assets	118	104
Termination payments	—	(84)
Share-based compensation	(2,234)	(2,981)

GAAP net income	25,052	25,341
GAAP net margin	28.7%	18.9%

Non-GAAP income per share — basic	0.26	0.28
Non-GAAP income per share — diluted	0.25	0.27

GAAP income per share — basic	0.23	0.23
GAAP income per share — diluted	0.22	0.23

Shares used in computation of:
Basic earnings per share	106,962,659	107,872,202

Diluted earnings per share	112,998,260	112,118,964

Non-GAAP operating income	30,791	34,683
Non-GAAP operating margin	35.2%	25.9%
Amortization of acquired intangible assets	(657)	(2,208)
Termination payments	—	(84)
Share-based compensation	(2,234)	(2,981)

GAAP operating income	27,900	29,410
GAAP operating margin	31.9%	21.9%

Non-GAAP gross profit	50,193	76,277
Non-GAAP gross margin	57.4%	56.9%
Amortization of acquired intangible assets	(657)	(1,405)
Share-based compensation	(110)	(131)

GAAP gross profit	49,426	74,741
GAAP gross margin	56.5%	55.7%